UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
Specialized Disclosure Report
Sasol Limited
(Exact name of registrant as specified in its charter)
Republic of South Africa
001-31615
N/A
(State or other (Commission File Number) (IRS Employer
jurisdiction of incorporation
or organization)
Identification No.)
Sasol Place, 50 Katherine Street, Sandton
N/A
(Address of principal executive offices) (Zip Code)
Michelle du Toit, Group Company Secretary
Tel. No. +27 10 344 8058
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
Sasol is an international integrated chemicals and energy company. We develop and commercialise technologies and build and operate world-scale facilities to produce a range of high value product streams, including liquid fuels, chemicals and lower-carbon electricity.
In accordance with Sasol’s Code of Conduct, Sasol adheres to trade controls and international sanctions. We conduct due diligence on customers, suppliers and partners. Suppliers are also expected to operate in accordance with values and behaviours comparable to ours and in a manner which is consistent with prudent business practice. For further information please consult
www.sasol.com/suppliers/ethics
Sasol conducted in good faith a reasonable country of origin inquiry that it believes was adequately designed to determine whether any of the Conflict Minerals originated in the
Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the “Covered Countries”), for the
period January 1, 2021 to December 31, 2021. The minerals considered were columbite-tantalite
(source of tantalum), cassiterite (source of tin), gold and wolframite (source of tungsten).
It was determined that certain products manufactured by Sasol Limited and its consolidated subsidiaries (together, “Sasol”), or which Sasol contracted to be manufactured, contained tin and tungsten which are necessary to the functionality or production of such products.
Sasol’s supply chain tiers are far removed from conflict minerals mining activities, with no direct business relationship with any such mines or metal processing facilities. In order to conduct its reasonable country of origin inquiry, Sasol identified first-tier suppliers that supply Sasol goods containing Conflict Minerals used in, and necessary to the functionality or production of, products manufactured by Sasol or products that Sasol contracted to be manufactured. Sasol obtained written representations from these suppliers confirming that the country of origin of the
Conflict Minerals excludes the Covered Countries. Based on its reasonable country of origin and confirmation of smelters inquiry, Sasol has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

We will continue to raise awareness of Conflict Minerals across our supply chain and should there be any changes, we will endeavour to communicate such changes accordingly.

This Conflict Minerals Disclosure is also available on Sasol’s website at:
https://www.sasol.com/investor-centre/financial-reporting/sustainable-development-report/latest
Item 1.02 Exhibit
Not applicable.
Section 2 – Exhibits
Item 2.01 Exhibits
Not applicable.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED

By: /s/ MICHELLE DU TOIT
Name: Michelle du Toit
Title:
Group Company Secretary
Date: 31 May 2022